Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Kansas City Southern:
We consent to the use of our audit report dated February 15, 2008 on the consolidated financial statements of Kansas City Southern and subsidiaries (the Company) as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting dated December 31, 2007, incorporated by reference herein.
Our report dated February 15, 2008 on the consolidated financial statements contains an explanatory paragraph stating that, as discussed in note 7 to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes.
/s/ KPMG LLP
Kansas City, Missouri
October 28, 2008